Global Partner Acquisition Corp II

200 Park Avenue 32nd Floor

New York, New York 10166

May 9, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: Nudrat Salik, Michael Fay, Jessica Ansart, Lauren Nguyen

Re:	Global Partner Acquisition Corp II
Registration Statement on Form S-4 (the “Registration Statement”)
Filed January 12, 2024, as amended
File No. 333-276510

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Global Partner Acquisition Corp II (the “Company”) hereby requests acceleration of the effectiveness date of the above referenced Registration Statement, so that it will become effective at 4:00 p.m., Eastern Time, on May 10, 2024, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Peter Seligson of Kirkland & Ellis LLP, special counsel to the Company, at (212) 446-4756, or Billy Vranish, of Kirkland & Ellis LLP, special counsel to the Company, at (713) 836-3695, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely, GLOBAL PARTNER ACQUISITION CORP II

/s/ Chandra R. Patel
Chandra R. Patel Chief Executive Officer

cc: Julian J. Seiguer, P.C. (Kirkland & Ellis LLP)

   Peter Seligson, P.C. (Kirkland & Ellis LLP)

   Billy Vranish (Kirkland & Ellis LLP)